UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

COLDWATER CREEK INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

193068 10 3

(CUSIP Number)

Dennis C. Pence

c/o Coldwater Creek Inc.

One Coldwater Creek Drive

Sandpoint, Idaho 83864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 193068 10 3

1	Name of Reporting Persons DENNIS C. PENCE

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,658,307

	8	Shared Voting Power 550,000

	9	Sole Dispositive Power 12,658,307

	10	Shared Dispositive Power 550,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,208,307(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 14.4%(1)

14	Type of Reporting Person IN

(1)          The amount of Coldwater Common Stock beneficially owned by Mr. Pence includes (i) 12,158,307 shares owned of record by Mr. Pence, (ii) 500,000 shares owned of record by grantor retained annuity trusts and (iii) 550,000 shares owned of record by the Wild Rose Foundation.  It excludes 1,192,976 shares owned of record by the Aspenwood Supporting Foundation and 244,687 shares held by the JCP Irrevocable Trust.  Mr. Pence disclaims beneficial ownership of the shares set forth in (iii) pursuant to Rule 13d-4.  The calculation of the percent of the class represented by the amount in Row 11 is based on 91,451,444 shares of  the Issuer’s common stock outstanding as of  September 8, 2009 as stated in the Issuer’s Quarterly Report filed with  the Securities and Exchange Commission on September 10, 2009.

SCHEDULE 13D/A

This Amendment No. 2 (“Amendment No. 2”) amends the Statement on Schedule 13D filed on February 6, 2008, as amended by Amendment No. 1 filed on August 13, 2009 (collectively, the “Schedule 13D”), by and on behalf of Dennis C. Pence.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

Between August 17, 2009 and September 14, 2009, Mr. Pence disposed of 1,150,000 shares of Coldwater Common Stock under a Sales Plan adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)     As of the date hereof, Mr. Pence beneficially owns 13,208,307 shares of Coldwater Common Stock, representing 14.4% of  the total outstanding Coldwater Common  Stock.(1)

(b)     Mr. Pence has sole power to vote and direct the disposition of 12,658,307 shares of Coldwater Common Stock, and shared power to vote and direct the disposition of 550,000 shares of Coldwater Common Stock.

(c)     Mr. Pence has not engaged in any transaction in Coldwater Common Stock since the filing of Amendment No. 1 except as follows:

Date	Transaction	Number of Shares	Average Sales(2) Price Per Share
August 17, 2009	Sale	250,000	$6.4981
August 24, 2009	Sale	171,349	$6.9821
August 25, 2009	Sale	78,651	$7.0254
August 31, 2009	Sale	214,900	$7.3467
September 1, 2009	Sale	35,100	$7.2490
September 8, 2009	Sale	250,000	$6.7914
September 14, 2009	Sale	150,000	$6.8746

All of the transactions were open market sales made by Mr. Pence in broker transactions on the Nasdaq Global Select Market.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

(e)           Not applicable.

Except as indicated above, the information set forth in the Schedule 13D remains unchanged.

(1)   The foregoing calculation is based on 91,451,444 shares of the Issuer’s common stock outstanding as of September 8, 2009 as stated in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on September 10, 2009.  The amount of Coldwater Common Stock beneficially owned by Mr. Pence includes (i) 13,308,307 shares owned of record by Mr. Pence, (ii) 500,000 shares owned of record by grantor retained annuity trusts and (iii) 550,000 shares owned of record by the Wild Rose Foundation. It excludes 1,192,976 shares owned of record by the Aspenwood Supporting Foundation and 244,687 shares held by the JCP Irrevocable Trust. Mr. Pence disclaims beneficial ownership of the shares set forth in (iii) pursuant to Rule 13d-4.

(2)   Average Sales Price Per Share does not reflect the commissions paid by Mr. Pence.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2009

/s/ Dennis C. Pence
Dennis C. Pence